

July 7, 2011

Via E-mail
Ms. Marcia A. Dall
Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania   16530

>   **Re:**   **Erie Indemnity Company**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed on February 24, 2011**
>   **File No. 000-24000**

Dear Ms. Dall:

We have reviewed your June 10, 2011 response to our May 26, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Retrospective adoption of new accounting principle, page 75

1. We acknowledge your response to comment four. Please address the following regarding your consolidation conclusion under ASC 810:
    - Please provide us a summary of your analysis of the Exchange's design that you performed to determine the variability that the Exchange was designed to create and distribute to its interest holders. Refer to ASC 810-10-25-22. Please identify the specific provisions within the agreements that support your conclusion. Tell us of any circumstances that may inhibit your ability to exercise effective control of the Exchange, not withstanding your contractual agreements. Please assure

that all of the significant judgments and assumptions made in determining that consolidation is required are disclosed.

- Refer to ASC 810-10-15-14 and confirm to us that the Exchange by design possesses the following characteristics:
  - o the equity investment at risk is not sufficient for the Exchange to finance its activities without additional subordinated financial support ; or
  - o that as a group, the holders of equity investment at risk do not possess (1) the power, through voting rights or similar rights, to direct the activities that most significantly impact the Exchange's economic performance; or (2) the obligation to absorb expected losses or the right to receive the expected residual returns of the Exchange; or (3) symmetry between voting rights and economic interests.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant